FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Declares Quarterly Dividend and Announces Share Repurchases Under Normal Course Issuer Bid

Toronto, Ontario (November 20, 2025) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced that the Company’s Board of Directors has declared a quarterly dividend of US$0.025 per common share. Additionally, the Company repurchased 928,729 shares at a cost of $28.8 million, or $30.96 per share, under its Normal Course Issuer Bid (“NCIB”) thus far in November.

Year-to-date the Company has repurchased 1,326,929 shares for $38.8 million. Including the upcoming dividend, the Company has returned $81 million to shareholders thus far in 2025 through dividends and share buybacks. The Company has paid dividends for 16 consecutive years during which time $447 million has been returned to shareholders through dividends and share buybacks.

The dividend is payable on December 18, 2025 to shareholders of record as of the close of business on December 4, 2025. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes.

Dividend Reinvestment Plan

The Company has a dividend reinvestment plan (“DRIP”) in place. This gives shareholders the option of increasing their investment in Alamos, at a discount to the prevailing market price and without incurring any transaction costs, by electing to receive common shares in place of cash dividends. For shareholders that elect to participate in the DRIP, common shares will be issued from treasury at a 1% discount to the prevailing market price.

Enrollment in the DRIP is optional. Further information on the plan, including the forms needed to enroll are available on the Company’s website at www.alamosgold.com/investors/Dividend-Reinvestment-Plan. In order to be eligible to participate in the December 18, 2025 dividend, enrollment must be completed by 4:00 pm ET on the fifth business day prior to the December 4, 2025 dividend record date.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District and Young-Davidson mine in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

TRADING SYMBOL: TSX:AGI NYSE:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements
Certain of the statements made and information contained herein, other than statements of historical fact and historical information, is "forward-looking information" within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "will", "may", “potential” or variations of such words that certain actions, events or results "could” "might" or "will" occur or be achieved. Forward-looking statements in this press release include information regarding planned dividend payments. The declaration and payment of dividends remains at the discretion of the Board of Directors and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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